UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

Oracle Corporation

(Exact name of registrant as specified in its charter)

Delaware	54-2185193
(State of Incorporation or organization)	(I.R.S. Employer Identification No.)

500 Oracle Parkway,

Redwood City, California 94065

(Address of Principal Executive Offices) (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common stock, par value $0.01 per share	New York Stock Exchange LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒:

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:

Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:

None

EXPLANATORY NOTE

This Registration Statement on Form 8-A is being filed by Oracle Corporation, a Delaware corporation, with the Securities and Exchange Commission (the “Commission”) in connection with the registration of its common stock, par value $0.01 per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended, and the transfer of the listing of its common stock from the NASDAQ Global Select Market to the New York Stock Exchange.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1: Description of Registrant’s Securities to be Registered

Description of Capital Stock

The following description of our capital stock is based upon our restated certificate of incorporation, as amended (“Restated Certificate of Incorporation”) and our bylaws, as amended (“Bylaws”), which are filed as Exhibit 3.1 to our Current Report on Form 8-K filed with the Commission on February 6, 2006 and Exhibit 3.02 to our Current Report on Form 8-K filed with the Commission on July 14, 2006, respectively, and applicable provisions of law. We have summarized certain portions of the Restated Certificate of Incorporation and Bylaws below. The summary is not complete. You should read the Restated Certificate of Incorporation and Bylaws for the provisions that are important to you.

Certain provisions of the Delaware General Corporation Law (“DGCL”), the Restated Certificate of Incorporation and Bylaws summarized in the following paragraphs may have an anti-takeover effect. This may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interests, including those attempts that might result in a premium over the market price for the shares held by such stockholder.

Authorized Capital Stock

Under the Oracle Restated Certificate of Incorporation, Oracle’s authorized capital stock consists of 11 billion shares of common stock, $0.01 par value, and 1 million shares of preferred stock, $0.01 par value. As of June 19, 2013, there were 4,630,807,000 shares of Oracle common stock issued and outstanding.

Common Stock

Oracle Common Stock Outstanding. The outstanding shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. Our common stock is presently listed and principally traded on the NASDAQ Global Select Market under the symbol “ORCL” and will continue to trade on the NASDAQ Global Select Market until the close of trading on July 12, 2013. As of the opening of trading on July 15, 2013, our common stock will trade on the New York Stock Exchange under the same symbol “ORCL.”

Voting Rights. Each holder of shares of our common stock is entitled to one vote for each share held of record on the applicable record date on all matters submitted to a vote of stockholders.

Dividend Rights. Subject to any preferential dividend rights granted to the holders of any shares of our preferred stock that may at the time be outstanding, holders of our common stock are entitled to receive dividends as may be declared from time to time by our board of directors out of funds legally available therefor.

Rights upon Liquidation. Holders of our common stock are entitled to share pro rata, upon any liquidation or dissolution of Oracle, in all remaining assets available for distribution to stockholders after payment or providing for our liabilities and the liquidation preference of any outstanding preferred stock.

Rights and Preferences. Holders of our common stock have no preemptive right to purchase, subscribe for or otherwise acquire any unissued or treasury shares or other securities. In addition, holders of our common stock have no conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock.

Transfer Agent and Registrar. American Stock Transfer & Trust Company, LLC is the transfer agent and registrar for our common stock.

Preferred Stock

Under our Restated Certificate of Incorporation, without further stockholder action, our board of directors is authorized, subject to any limitations prescribed by the law of the State of Delaware, to provide for the issuance of the shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding).

Certain Provisions of Our Restated Certificate of Incorporation and Bylaws

Our Bylaws vest the power to call special meetings of stockholders in our chairman of the board, our chief executive officer, our board of directors or stockholders holding shares representing not less than twenty percent of the outstanding votes entitled to vote at the meeting. Stockholders are permitted under our Restated Certificate of Incorporation to act by written consent in lieu of a meeting.

To be properly brought before an annual meeting of stockholders, any stockholder proposal or nomination for the board of directors must be delivered to our secretary not more than 120 and not less than 90 days prior to the date on which we first mailed our proxy materials for the prior year’s annual meeting; provided that in the event that the date of the annual meeting is advanced or delayed by more than 30 days from the anniversary of the previous year’s meeting, a stockholder’s written notice will be timely if it is delivered by the later of the 90th day prior to such annual meeting or the 10th day following the announcement of the date of the meeting. Such notice must contain information specified in the Bylaws as to the director nominee or proposal of other business, information about the stockholder making the nomination or proposal and the beneficial owner, if any, on behalf of whom the nomination or proposal is made, including name and address, class and number of shares owned, and representations regarding the intention to make such a proposal or nomination and to solicit proxies in support of it. With respect to director nominees, we may require any proposed nominee to furnish information concerning his or her eligibility to serve as an independent director or that could be material to a reasonable stockholder’s understanding of the independence of the nominee.

Certain Anti-Takeover Effects of Delaware Law

We are subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prohibits a publicly held Delaware corporation from engaging in various “business combination” transactions with any interested stockholder for a period of three years following the date of the transactions in which the person became an interested stockholder, unless:

•	the transaction is approved by the board of directors prior to the date the interested stockholder obtained such status;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•

on or subsequent to such date the business combination is approved by the board and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A “business combination” is defined to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder. In general, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to our company and, accordingly, may discourage attempts to acquire us even though such a transaction may offer our stockholders the opportunity to sell their stock at a price above the prevailing market price.

Item 2: Exhibits

Pursuant to the Instructions as to Exhibits with respect to Form 8-A, no exhibits are required to be filed, because no other securities of the Registrant are registered on the New York Stock Exchange and the securities registered hereby are not being registered pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

ORACLE CORPORATION

By:	/s/ Dorian Daley
	Name:	Dorian Daley
	Title:	Senior Vice President, General Counsel and Secretary

Date: July 3, 2013

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